UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Alston Peiqing Zhu
Name:	Alston Peiqing Zhu
Title:	Chief Financial Officer

Date: August 30, 2024

Exhibit Index

Exhibit 99.1—Announcement with The Stock Exchange of Hong Kong Limited—Joint Announcement (1)  Mandatory Unconditional Cash Offers (Triggered by Election of Lufax Special Dividend) by Morgan Stanley for and on Behalf of the Joint Offerors (I)  to Acquire All Issued Lufax Shares and Lufax ADSs and Lufax Shares and Lufax ADSs to be Issued under the Lufax 2014 Share Incentive Plan and Lufax 2019 Performance Share Unit Plan (Other Than Those Already Owned by the Offeror Group) and (II)  to Cancel All Outstanding Lufax Options; and (2) Lufax PSU Arrangement with Respect to All Unvested Lufax PSUs—Delay in Despatch of Composite Document